Exhibit 99.1

Excerpt from Annual Report on Form 10-K (File No. 001-12227) filed by The Shaw Group Inc. with the Securities and Exchange Commission on October 19, 2012:

Risks Related to Our Operations

Demand for our products and services is cyclical and vulnerable to economic downturns and reductions in private industry and government spending and/or their ability to meet existing payment obligations. If general economic conditions remain weak or the credit markets deteriorate, we may be unable to recover expenditures and our revenues, profits, and financial condition may be negatively impacted.

The industries we serve historically have been, and will likely continue to be, cyclical in nature and vulnerable to general downturns in the domestic and international economies. Consequently, our results of operations have fluctuated and may continue to fluctuate depending on the demand for products and services from these industries.

Fluctuations in the economy can affect consumers’ demand for electricity and thus our clients’ capital spending priorities. Due to the current economic downturn, many of our clients may face budget shortfalls or may delay capital spending resulting in a decrease in the overall demand for our services. A decrease in federal, state and local tax revenue as well as other economic declines may result in lower government spending. Our clients may find it more difficult to raise capital in the future due to limitations on the availability of credit and other uncertainties in the credit markets. This reduction in spending could have a material adverse effect on our operations.

Our clients may demand better pricing terms and their ability to timely pay our invoices may be affected by an ongoing weak economy. Our business traditionally lags recovery in the economy; therefore, our business may not recover immediately upon any economic improvement. If the economy weakens further or government spending is reduced, then our revenues, net income and overall financial condition may deteriorate. Further, in many instances during the course of a project, we commit and/or pay for products or expenses attributable to our clients with an understanding that the client will pay us per the terms of our commercial contract with them. Our clients may not be able to make such payments to us in a timely manner, or at all, in which case we could be forced to absorb these costs requiring that we commit our financial resources to projects prior to receiving payments from the client. If a client defaults in making its payments on a project in which we have devoted significant financial resources, it could have a material adverse effect on our business or results of operations.

We face substantial competition in each of our business segments.

We face competition from numerous regional, national and international competitors, some of which have greater financial and other resources than we do. Our competitors include well-established, well-financed businesses, both privately and publicly held, including many major energy equipment manufacturers and engineering and construction companies, some engineering companies, internal engineering departments at utilities and some of our clients. The award of many of our contracts is determined by competitive bid. That competition can impact the margin we earn on our contracts or cause us not to win the award. For a discussion of certain specific competitors as well as the impact of competition on our business, please see Part II, Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operation.

Our results of operations depend on new contract awards; however, the selection process and timing for performing these contracts are not within our control.

A substantial portion of our revenues is directly or indirectly dependent on winning new contracts. We operate in highly competitive markets and it is difficult to predict whether and when we will be awarded new contracts due to many factors including: the lengthy and complex bidding and selection process, client capital investment decisions, market conditions, available financing, government approvals, permitting and environmental matters. Further, most of those same factors can delay or stop a project. Consequently, we are subject to the risk of losing new awards to competitors and the risk a project may experience significant delay or cancellation – impacting our results of operations and cash flows that fluctuate from quarter to quarter depending on the timing and size of new contract awards

The March 2011 earthquake and tsunami that struck Japan caused significant damage to power and transportation infrastructure, including several nuclear reactors. Potential risks associated with nuclear power production could slow the pace of global licensing and construction of new or planned nuclear power facilities or negatively impact existing facilities’ efforts to extend their operating licenses.

Shaw currently has nuclear construction projects in the U.S. and China, material amounts of which are included in our backlog. While our clients have indicated they intend to move forward with these units, domestic utility companies’ intentions could be challenged if Congress implements a moratorium on building nuclear reactors or the NRC slows the permitting process or adds additional permitting requirements. During 2011, the Chinese government suspended approval of new nuclear projects and conducted safety inspections of all plants under construction. Once China’s revised nuclear development plan is approved, it is expected that the Chinese government will resume its approval process for new nuclear projects. Other governments have announced plans to review and/or delay decisions to review new nuclear projects. Demand for nuclear power could be negatively affected by such action. Because several of our segments deal with nuclear power either directly or indirectly, this could have a material adverse effect on our operations. Further, if current contracts included in our backlog are significantly delayed, modified or canceled, our future revenues and earnings may be materially and adversely impacted.

While many of the contracts in our backlog provide for cancellation fees in the event clients cancel projects, these cancellation fees usually provide for reimbursement of our out-of-pocket costs, revenues for work performed prior to cancellation and a varying percentage of the profits we would have realized had the contract been completed. However, upon cancellation we typically have no contractual right to the total revenues reflected in our backlog for that particular contract.

We provide maintenance services for 45 out of 104 U.S. operating nuclear plants and perform uprates at existing facilities. Should any of our customers fail to extend existing operating licenses, demand for those services may be negatively affected.

The Investment in Westinghouse segment could be materially and adversely affected by the events in Japan to the extent demand diminishes for Westinghouse’s nuclear products, including its AP1000 technology. Toshiba, a Japanese company, is the majority owner of Westinghouse. On October 6, 2012, NEH exercised the Put Options to sell the Westinghouse Equity back to Toshiba. The Westinghouse CRA terminated upon the exercise of the Put Options, and we can provide no assurance as to our ability to attract or retain additional work from Toshiba. See “Risks related to our Investment in Westinghouse could have an adverse effect on us.”

Our backlog of unfilled orders is subject to unexpected adjustments and cancellations and is, therefore, not a reliable indicator of our future revenues or earnings.

At August 31, 2012, our backlog was approximately $17.1 billion. Our backlog consists of projects for which we have legally binding contracts or commitments from clients, including legally binding agreements without defined scope. Commitments may be in the form of written contracts for specific projects, purchase orders or indications of the amounts of time and materials we need to make available for clients’ anticipated projects. Our backlog includes expected revenue based on engineering and design specifications that may not be final and could be revised over time and for government and maintenance contracts that may not specify actual dollar amounts for the work to be performed. For these contracts, we calculate our backlog of estimated work to be performed, based on our knowledge of our clients’ stated intentions or our historic experience. Projects may remain in our backlog for extended periods of time.

There can be no assurance we will realize revenues projected in our backlog or, if realized, such revenues will result in profits. Due to project terminations, suspensions and/or changes in project scope and schedule, we cannot predict with certainty when or if our backlog will be performed. Material delays, cancellations or payment defaults could materially affect our balance sheet, results of operations and cash flow and may reduce the value of our stock. For example, during fiscal year 2012, our customer for our domestic EPC contract for two AP1000 nuclear power units in Florida announced a delay in the plant’s online date to 2024. While we continue to perform limited engineering and support services and our contract with the client remains in effect, we removed a substantial portion of the contract value from our backlog as a result of the extended timeline.

Client cancellations could reduce our backlog, which, among other things, could materially impact the revenues and earnings. Many of the contracts in our backlog provide for cancellation fees in the event clients cancel projects. These cancellation fees usually provide for reimbursement of our out-of-pocket costs, revenues associated with work performed prior to cancellation, and, to varying degrees, a percentage of the profits we would have realized had the contract been completed. However, upon cancellation we typically have no contractual right to the total revenues reflected in our backlog for that particular contract.

The nature of our contracts, particularly our reimbursable and fixed-price contracts, could adversely affect us.

Approximately 48% of our backlog at August 31, 2012, was from cost-reimbursable contracts and the remaining 52% was from contracts that are primarily fixed-price. Revenues and gross profit from both cost-reimbursable and fixed-price contracts can be significantly affected by contract incentives/penalties that may not be known or finalized until the later stages of the contract term. We enter into contractual agreements with clients for some of our EPC services to be performed based on agreed-upon reimbursable costs and labor rates. Some of these contracts provide for the client’s review of our accounting and cost control systems to verify the completeness and accuracy of the reimbursable costs invoiced. These reviews could result in reductions in reimbursable costs and labor rates previously billed to the client.

Under certain hybrid contracts such as reimbursable contracts containing a target price, we agree to the contract price of the project at the time we enter into the contract. While we benefit from costs savings and earnings from approved change orders under target-priced contracts, we are generally unable to recover all cost overruns to the approved contract price. Under certain reimbursable target price contracts, we share with the client any savings up to a negotiated or target ceiling. When costs exceed the negotiated ceiling price, we may be required to reduce our fee or to absorb some or all of the cost overruns.

We also assume the risks related to revenue, cost and gross profit realized on fixed-priced contracts that can vary, sometimes substantially, from the original projections due to changes in a variety of other factors that include, but are not limited to:

•	engineering design changes;

•	unanticipated technical problems with the equipment being supplied or developed by us, which may require that we spend our own money to remedy the problem;

•	changes in the cost of equipment, commodities, materials or labor;

•	difficulties in obtaining required permits or approvals;

•	changes in laws and regulations;

•	changes in labor conditions, including the availability and productivity of labor;

•	project modifications creating unanticipated costs;

•	delays caused by local weather conditions;

•	failure to perform by our project owners, suppliers or subcontractors; and

•	general economic conditions.

These risks may be exacerbated by the length of time between signing a contract and completing the project because most fixed-price contracts are long-term. The term of our contracts can be as long as approximately seven years. Long-term, fixed-price contracts are inherently risky and often make us subject to penalties if portions of the project are not completed in accordance with agreed-upon time limits. Therefore, significant losses can result from performing large, long-term projects on a fixed-price basis. These losses may be material, including, in some cases, up to or exceeding the full contract value in certain events of non-performance, and could negatively impact our business, financial condition, results of operations and cash flows.

Many of our client contracts require us to satisfy specified design or EPC milestones in order to receive payment for the work completed or equipment or supplies procured prior to achievement of the applicable milestone. As a result, under these types of arrangements, we may incur significant costs or perform significant amounts of services prior to receipt of payment. If the client determines not to proceed with the completion of the project or if the client defaults on its payment obligations, we may face difficulties in collecting payment of amounts due to us for the costs previously incurred or for the amounts previously expended to purchase equipment or supplies. In addition, many of our clients for large EPC projects are project-specific entities that do not have significant assets other than their interests in the EPC project. It may be difficult for us to collect amounts owed to us by these clients. If we are unable to collect amounts owed to us for these matters, we may be required to record a charge against earnings related to the project, which could result in a material loss.

Our failure to meet contractual schedule or performance requirements could adversely affect our revenue and profitability.

In certain circumstances, we guarantee project completion by a scheduled date or certain performance testing levels. Failure to meet these schedule or performance requirements could result in a reduction of revenues and/or additional costs, and these adjustments could exceed projected profits. A project’s revenues also could be reduced by liquidated damages withheld by clients under contractual penalty provisions, which can be substantial and can accrue on a daily basis. Our costs generally increase from schedule delays and/or could exceed our projections for a particular project. Performance problems for existing and future contracts could cause actual results of operations to differ materially from those anticipated by us and could cause us to suffer damage to our reputation within our industry and our client base. For examples of the kinds of claims that may result from liquidated damages provisions and cost overruns, see Note 20 – Accounting for Claims, Unapproved Change Orders and Incentives on Long-Term Construction Contracts included in our consolidated financial statements beginning on page F-2.

If our joint venture or consortium partners, subcontractors or equipment manufacturers fail to perform their contractual obligations on a project, we could be exposed to the risk of loss, and in some cases, joint and several liability to our clients, loss of reputation and additional financial performance obligations that could result in reduced profits or, in some cases, significant losses.

We often enter into consortium arrangements and joint ventures as part of our Power segment and E&I segment contracts in order to jointly bid and perform a particular project. The success of these consortium agreements and joint ventures depends, in large part, on the satisfactory performance of the contractual obligations by our partners. If our partners do not meet their obligations, the consortium or joint venture may be unable to adequately perform and deliver its contracted services. Under these circumstances, we may be required to incur additional costs, make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services and/or to pay liquidated damages. Under agreements with joint and several liability, we could be liable for both our obligations and those of our partners. These additional obligations could result in reduced profits or, in some cases, significant losses for us with respect to the joint venture, which could also negatively affect our reputation in the industries we serve. Additionally, we rely on third party partners, equipment manufacturers and third party subcontractors to complete our projects. To the extent our partners cannot execute their portion of the work, are unable to deliver their services, equipment or materials according to the negotiated terms and/or we cannot engage subcontractors or acquire equipment or materials, our ability to complete a project in a timely fashion or at a profit may be impaired. If the amount we are required to pay for these goods and services in an effort to meet our contractual obligations exceeds the amount we have estimated in bidding for fixed-price work, we could experience losses in the performance of these contracts.

If we are unable to form teaming arrangements, particularly for some of our international opportunities, our ability to compete for and win business may be negatively impacted.

In both the private and public sectors, either acting as a prime contractor, a subcontractor or as a member of consortium, we may join with other firms to form a team to compete for a single contract. Because a team can often offer stronger combined qualifications than any firm standing alone, these teaming arrangements can be very important to the success of a particular contract bid process or proposal. This can be particularly true in international operations in which bidding success can be substantially impacted by the presence and /or quality of the local partner. The failure to maintain such relationships in both foreign and domestic markets may impact our ability to win work.

Our government contracts may present risks to us.

We are a major provider of services to U.S. government agencies and therefore are exposed to risks associated with government contracting. Government clients typically can terminate or modify contracts with us at their convenience. As a result, our backlog may be reduced or we may incur a loss if a government agency decides to terminate or modify a contract with us. We are also subject to audits, including audits of our internal controls systems, cost reviews and investigations by government contracting oversight agencies. As a result of an audit, the oversight agency may disallow costs or withhold a percentage of interim payments. Cost disallowances may result in adjustments to previously reported revenues and may require refunding previously collected cash proceeds. In addition, our failure to comply with the terms of one or more of our government contracts or government regulations and statutes could result in our being suspended or debarred from future government projects for a significant period of time, possible civil or criminal fines and penalties and the risk of public scrutiny of our performance, and potential harm to our reputation, each of which could have a material adverse effect on our business. Other remedies that our government clients may seek for improper activities or performance issues include sanctions such as forfeiture of profits and suspension of payments.

Our government contracts present us with other risks as well. Legislatures typically appropriate funds on a year-by-year basis, while contract performance may take more than one year. As a result, our contracts with government agencies may be only partially funded or may be terminated, and we may not realize all of our potential revenues and profits from those contracts. Appropriations and the timing of payment may be influenced by, among other things, the state of the economy, competing political priorities, curtailments in the use of government contracting firms, budget constraints, the timing and amount of tax receipts and the overall level of government expenditures.

For the fiscal year ended August 31, 2012, 90.8% of our E&I segment’s backlog was with U.S. government agencies.

The limitation or the modification of the Price-Anderson Act’s indemnification authority and similar federal programs for nuclear and other potentially hazardous activities, could adversely affect our business.

The Price-Anderson Act (PAA) comprehensively regulates the manufacture, use and storage of radioactive materials, while promoting the nuclear energy industry by offering indemnification to the nuclear industry against liability arising from nuclear incidents at non-military facilities in the U.S. in connection with contractual activity for the DOE, while still ensuring compensation for the general public. The Energy Policy Act of 2005 extended the period of coverage to include all nuclear power reactors issued construction permits through December 31, 2025. Because we provide services to the DOE at nuclear weapons facilities and the nuclear energy industry in the ongoing maintenance and modification, as well as decontamination and decommissioning, of its nuclear energy plants, we are entitled to the indemnification protections under the PAA. Although the PAA’s indemnification provisions are broad, it does not apply to all liabilities that we might incur while performing services as a radioactive materials cleanup contractor for DOE and the nuclear energy industry.

Public Law 85-804 (PL 85-804), which indemnifies government contractors who conduct certain approved contractual activity related to unusually hazardous or nuclear activity, may provide additional or alternative indemnification for such activities. If the contractor protection currently provided by the PAA or PL 85-804 is significantly modified, is not approved for, or does not extend to all of our services, our business could be adversely affected by either our clients’ refusal to retain us for potentially covered projects or our inability to obtain commercially adequate insurance and indemnification.

If the U.S. were to change its support of nuclear power or revoke or limit DOE’s Loan Guarantee Program (LGP), it could have a material adverse effect on our operations.

The U.S. government has been supportive of increased investment in nuclear power. However, if the U.S. government changed its policy or public acceptance of nuclear technology as a means of generating electricity significantly wanes, demand for nuclear power could be negatively affected and potentially increase the regulation of the nuclear power industry. Because several of our segments deal with nuclear power either directly or indirectly, this could have a material adverse effect on our operations.

Some of our clients may rely on DOE’s LGP, under which DOE issues loan guarantees to eligible projects that “avoid, reduce, or sequester air pollutants or anthropogenic emissions of greenhouse gases” and “employ new or significantly improved technologies as compared to technologies in service in the U.S. at the time the guarantee is issued.” If the current administration were to revoke or limit DOE’s LGP, it could make obtaining funding more difficult for many of our clients, which could inhibit their ability to take on new projects and result in a negative impact on our future operations.

We may be exposed to additional risks in our Power segment, as we begin to execute our significant nuclear backlog and book new nuclear awards. These risks include greater backlog concentration in fewer projects, possibly increasing requirements for letters of credit and potential cost overruns, which could have a material adverse effect on our future revenues and liquidity. Additionally, the current economic conditions may impact the pace of the development of nuclear projects.

We expect to convert a significant part of our backlog of nuclear projects in the Power segment into revenues in the future. Nuclear projects may use larger sums of working capital than other projects in this segment and will be concentrated among a few larger clients. As we increase our active projects in the nuclear business and, consequently our reliance in revenues from this business, we may become more dependent on a smaller number of clients. If we lose clients in our nuclear business and are unable to replace them, our revenues could be materially adversely impacted. Additionally, if any of the nuclear projects currently included in our backlog are significantly delayed, modified or canceled, our reported backlog and future earnings may be materially and adversely impacted.

As we convert our nuclear projects from backlog into active construction we may face significantly greater requirements for the provision of letters of credit or other forms of credit enhancements. Together with the construction costs for nuclear plants, which are significantly higher than those for coal- or gas-fired plants, we may be required to significantly expand our access to capital and credit. We can provide no assurance that we will be able to access such capital and credit as needed or that we would be able to do so on economically attractive terms. Finally, the significant expense associated with nuclear projects, weak global economic conditions and other competitive factors, including less expensive alternative energies like natural gas, may result in additional delays for currently expected projects or slower demand for nuclear energy projects over time.

Environmental laws and regulations expose us to certain risks, could increase our costs and liabilities and impact demand for our services. While all of our operations are impacted by environmental laws and regulations, these impacts may be most significant for our nuclear and integrated environmental solutions businesses.

General

Our operations are subject to environmental laws and regulations, including those concerning:

•	emissions into the air;

•	climate change legislation and regulatory initiatives;

•	discharges into waterways;

•	generation, storage, handling, treatment, transport and disposal of waste materials and hazardous substances; and

•	human health and safety.

Our projects often involve highly regulated materials, including hazardous and nuclear materials and wastes. Environmental laws and regulations generally impose limitations and standards relating to the use, handling, transport, discharge or disposal of regulated materials and require us to obtain a permit and comply with various other requirements. The improper characterization, use, handling, discharge or disposal of regulated materials or any other failure to comply with federal, regional, state and local environmental laws and regulations or associated environmental permits may result in the assessment of administrative, civil and criminal penalties, the imposition of investigatory or remedial obligations or the issuance of injunctions that could restrict or prevent our ability to perform some or all of our activities under existing contracts. The risks associated with these activities are most significant within our E&I segment, which, in addition to environmental remediation activities, has two subsidiaries (The LandBank Group Inc. and Shaw Environmental Liability Solutions LLC) that previously purchased and/or assumed liability with respect to properties that have experienced environmental damage. We can provide no assurance that our insurance coverage or other loss remediation strategies will insulate us from any material liability associated with these operations.

In addition to existing environmental regulations, the adoption and implementation of regulations imposing reporting obligations on, or limiting emissions of GHGs from, our clients’ equipment and operations could significantly impact demand for our services, particularly among our clients for coal and gas-fired generation facilities as well as our clients in the petrochemicals business. Any significant reduction in demand for our services as a result of the adoption of these or similar proposals could have a significant adverse impact on our results of operations.

Nuclear Operations

Risks associated with nuclear projects, due to their size and complexity, may be increased by permit, licensing and regulatory approvals that can be even more stringent and time consuming than similar processes for more conventional construction projects. We are subject to regulations from a number of entities, including the NRC, International Atomic Energy Agency (IAEA) and the European Union (EU), which have a substantial effect on our nuclear operations. The IAEA and the EU both have systems for nuclear material safeguards. Global-scale agreements on nuclear safety such as the Convention on Nuclear Safety and the Joint Convention on the Safety of Spent Fuel Management and on the Safety of Radioactive Waste Management are also in place. The Euratom Treaty has created uniform safety standards aimed at protecting the public and workers and passed rules governing the transportation of radioactive waste. In addition, licensed nuclear facilities must comply with strict inspection procedures. Regulations governing the shutdown and dismantling of nuclear facilities and the disposal of nuclear wastes could also have an effect on our operations. Delays in receiving necessary approvals, permits or licenses, failure to maintain sufficient compliance programs, or other problems encountered during construction could significantly increase our costs and cause our actual results of operations to significantly differ from anticipated results.

Unanticipated litigation or negative developments in pending litigation related to hazardous substances encountered in our businesses could have a material adverse effect on our results of operations and financial condition.

We are from time to time involved in various litigation and other matters related to hazardous substances encountered in our businesses. In particular, the numerous operating hazards inherent in our businesses increase the risk of toxic tort litigation relating to any and all consequences arising out of human exposure to hazardous substances, including without limitation, current or past claims involving asbestos related materials, formaldehyde, Cesium 137 (radiation), mercury and other hazardous substances, or related environmental damage. As a result, we are subject to potentially material liabilities related to personal injuries or property damages that may be caused by hazardous substance releases and exposures. The outcome of such litigation is inherently uncertain and adverse developments or outcomes can result in significant monetary damages, penalties, other sanctions or injunctive relief against us, limitations on our property rights, or regulatory interpretations that increase our operating costs. If any of these disputes results in a substantial monetary judgment against us or an adverse legal interpretation is settled on unfavorable terms, or otherwise affects our operations, it could have a material adverse effect on our operating results and financial condition.

Our clients’ and our partners’ ability to receive the applicable regulatory and environmental approvals for our projects and the timeliness of those approvals could adversely affect us.

The regulatory permitting process for many of the projects performed by our Power segment requires significant investments of time and money by our clients and sometimes by us and/or our partners. There are no assurances that we or our clients will obtain the necessary permits for these projects. Applications for permits to operate these fossil and nuclear-fueled facilities, including air emissions permits, may be opposed by government entities, individuals or environmental groups, resulting in delays and possible non-issuance of the permits. For example, the NRC’s notice to WEC directing WEC to modify the AP1000 shield building caused a delay resulting in a schedule modification.

Due to the international nature of our business we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, similar worldwide anti-bribery laws, and various international trade and export laws.

The international nature of our business creates various domestic and local regulatory challenges. The U.S. Foreign Corrupt Practices Act (FCPA) and similar anti-bribery laws in other jurisdictions generally prohibit U.S.-based companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that experience government corruption to some degree, and, in certain circumstances, compliance with anti-bribery laws may conflict with those local customs and practices. Our FCPA policy and training provide our employees with procedures, guidelines and information about FCPA obligations and compliance. Further, we advise our partners, subcontractors, agents and others who work for us or on our behalf that they are obligated to comply with the FCPA. We have procedures and controls in place designed to ensure internal and external compliance. Additionally, our global operations require us to import and export goods and technologies across international borders, which requires a robust compliance program. However, such internal controls and procedures will not always protect us from reckless or criminal acts committed by our employees or agents. If we are found to be liable for FCPA or other regulatory violations (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others), we could suffer from criminal or civil penalties or other sanctions, which could have a material adverse effect on our business.

Political and economic conditions in foreign countries in which we operate could adversely affect us.

Approximately 14% of our fiscal year 2012 revenues were attributable to projects in international markets, some of which are subject to political unrest and uncertainty. In addition to the specific challenges we face internationally, international contracts, operations and expansion expose us to risks inherent in doing business outside the U.S., including:

•	uncertain economic conditions in the foreign countries in which we make capital investments, operate and sell products and services;

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the lack of well-developed legal systems and less established or traditional business practices in some countries in which we operate and sell products and services, which could make it difficult for us to enforce our contractual rights;

•	security and safety of employees and subcontractors;

•	expropriation of property;

•	restrictions on the right to convert or repatriate currency;

•	changes in labor conditions;

•	changing general economic and political conditions in foreign markets;

•	terrorist attacks;

•	commodity prices and availability;

•	potential incompatibility with foreign joint venture partners; and

•	interruptions or delays in international shipping.

Foreign exchange risks may affect our ability to realize a profit from certain projects or to obtain projects.

We generally attempt to denominate our contracts in U.S. dollars (USD) or in the currencies of our expenditures. However, we do enter into contracts that subject us to foreign exchange risks, particularly to the extent contract revenues are denominated in a currency different than the contract costs. We attempt to minimize our exposure from foreign exchange risks by obtaining escalation provisions for projects in inflationary economies, or entering into hedge contracts when there are different currencies for contract revenues and costs. However, these actions may not always eliminate all foreign exchange risks.

Our Westinghouse Bonds are JPY denominated. As the USD/JPY exchange rate changes, the amount of USD required to service this debt will change.

Risks related to our Investment in Westinghouse could have an adverse effect on us.

We incur significant JPY-denominated cash interest cost on the Westinghouse Bonds issued to finance our Investment in Westinghouse, and we can provide no assurance that we will receive dividends from Westinghouse sufficient to cover these costs. In an effort to mitigate this risk, we enter into foreign currency forward contracts from time to time, to hedge the impact of exchange rate changes on our JPY-denominated cash interest payments on the Westinghouse Bonds. We normally focus our hedge transactions to the JPY interest payments due within the following twelve months.

In connection with our Investment in Westinghouse and issuing the Westinghouse Bonds, we entered into put option agreements with Toshiba (Put Options) providing us the option to sell all or part of our Westinghouse Equity to Toshiba during a defined exercise period, which we are currently within. On October 6, 2012, NEH exercised its Put Options to sell the Westinghouse Equity to Toshiba. Under the terms of the put option agreements, the Put Options will be cash settled 90 days thereafter, in January 2013, with the proceeds deposited in trust to fund retirement of the Westinghouse Bonds on March 15, 2013.

For additional information, see Part I, Item 1 – Our Business Segments – Investment in Westinghouse Segment, Note 7 – Investment in Westinghouse and Related Agreements, Note 8 – Equity Method Investments and Variable Interest Entities and Note 10 – Debt and Revolving Lines of Credit included in our consolidated financial statements beginning on page F-2 and in Liquidity below.

The nature of our projects exposes us to potential professional liability, product liability, warranty and other claims, which may reduce our profits.

We engineer, construct and perform services including pipe and steel fabrication in large industrial facilities where accidents or system failures can have significant consequences. Any such accident or failure at a site where we provided EPC or similar services could result in significant professional liability, product liability, warranty and other claims against us, regardless of whether our products or services caused the incident. Further, the engineering and construction projects we perform expose us to additional risks including, but not limited to, equipment failures, personal injuries, property damage, shortages of materials and labor, permitting delays, work stoppages, labor disputes, weather problems and unforeseen engineering, architectural, environmental and geological problems, each of which could significantly impact our performance and materially impact our financial statements.

Additionally, once our construction is complete, we may face claims relating to our job performance, which could materially impact our financial statements. Under some of our contracts, we must use client-specified metals or processes for producing or fabricating pipe for our clients. The failure of any of these metals or processes could result in warranty claims against us for significant replacement or reworking costs, which could materially impact our financial statements.

We have been, and may in the future be, named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters. Should we be determined liable, we may not be covered by insurance or, if covered, the dollar amount of these liabilities may exceed our policy limits. Our professional liability coverage is on a claims-made basis covering only claims actually made during the policy period currently in effect. Even where insurance is maintained for such exposures, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Any damages not covered by our insurance, in excess of our insurance limits or, if covered by insurance subject to a high deductible, could result in a significant loss for us, which may reduce our profits and cash available for operations.

Risks Related to Financial Reporting and Corporate Governance

Actual results could differ from the estimates and assumptions that we use to prepare our financial statements.

To prepare financial statements in conformity with U.S. generally accepted accounting principles (GAAP), our management is required to make estimates and assumptions, as of the date of the financial statements, that affect the reported values of assets and liabilities and revenues and expenses and disclosures of contingent assets and liabilities. Areas requiring significant estimates by our management include, among other things:

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contract costs and profits and application of the percentage-of-completion method of accounting; revenues recognized, and reduction of costs recognized, as a result of contract claims and unapproved change orders;

•	revenues recognized related to project incentives we expect to earn;

•	recoverability of inventory and application of lower of cost or market accounting;

•	provisions for uncollectible receivables and client claims and recoveries of costs from subcontractors, vendors and others;

•	provisions for income taxes and related valuation allowances;

•	recoverability of goodwill;

•	recoverability of other intangibles and related estimated lives;

•	valuation of assets acquired and liabilities assumed in connection with business combinations;

•	valuation of defined benefit pension plans; and

•	accruals for estimated assets and liabilities, including litigation and insurance recoveries/reserves.

Under our accounting policies, we measure and recognize a large portion of our profits and revenue under the percentage-of-completion accounting methodology. This methodology allows us to recognize revenue and profits ratably over the life of a contract by comparing the amount of the cost incurred to date against the total amount of cost estimated to be incurred. Our actual results could differ materially from our estimates. Changes in reported amounts, the effects of those changes and changes in estimates may be recorded in future periods.

If we were required to write down all or part of our goodwill and/or our intangible assets, our net earnings and net worth could be materially adversely affected.

We had $404.5 million of goodwill and $2.9 million of intangible assets recorded on our consolidated balance sheet at August 31, 2012. Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. If our market capitalization drops significantly below the amount of net equity recorded on our balance sheet, it might indicate a decline in our fair value and would require us to further evaluate whether our goodwill has been impaired. We also perform an annual review of our goodwill and intangible assets to determine if it has become impaired, which would require us to write down the impaired portion of these assets. If we were required to write down all or a significant part of our goodwill and/or intangible assets, our net earnings and net worth could be materially adversely affected.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased overhead costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

Risks Related to Our Liquidity and Capital Resources

Non-compliance with covenants in our restated credit agreement (Facility), without waiver or amendment from the lenders, could require us to post cash collateral for outstanding letters of credit and could adversely affect our ability to borrow under the Facility.

Our Facility contains certain financial covenants, including a leverage ratio and an interest coverage ratio, which limit the amounts we may borrow. In addition, we are required to file our quarterly and annual reports with the SEC on a timely basis. The defined terms used in calculating the financial covenants require us to follow GAAP, which requires the use of judgments and estimates. We may not be able to satisfy these ratios, especially if our operating results deteriorate as a result of, but not limited to, the impact of other risk factors that may have a negative impact on our future earnings. Additionally, we may not be able to file our SEC reports on a timely basis.

A breach of any covenant or our inability to comply with the required financial ratios could result in a default under our Facility, and we can provide no assurance that we will be able to obtain the necessary waivers or amendments from our lenders to remedy a default. In the event of any default not waived, the lenders under our Facility are not required to lend any additional amounts or issue letters of credit and could elect to require us to apply all of our available cash to collateralize any outstanding letters of credit, declare any outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable or require us to apply all of our available cash to repay any borrowings then outstanding at the time of default. If we are unable to pay when due any material indebtness, to fund adequately the Facility letter of credit collateral account or if any other default has occurred and is continuing under our restated credit agreement, our lenders could proceed to accelerate all of our obligations and we could be required to pay immediately any shortfall amount required to cover our obligations into the Facility letter of credit collateral account. If any future indebtedness under our Facility is accelerated, we can provide no assurance that our assets would be sufficient to repay such indebtedness in full. At August 31, 2012, we had no outstanding borrowings under the Facility with outstanding letters of credit inclusive of both financial and performance of approximately $247.1 million. Our borrowing capacity under the Facility is reduced by the aggregate amount of letters of credit we have outstanding.

Further, we have entered into indemnity agreements with our sureties that contain cross-default provisions. Accordingly, in the event of a default under our Facility, we would need to obtain a waiver from our sureties or an amendment to our indemnity agreements. We can provide no assurance that we would be successful in obtaining an amendment or waiver.

Downgrades by rating agencies, inability to obtain adequate surety bonding or letters of credit could affect our business strategies by requiring us to modify existing bonding facilities and/or reduce our ability to bid on new work which could have a material adverse effect on our future revenues and business prospects.

In certain circumstances, clients may require us to provide credit enhancements, including bonds or letters of credit. In line with industry practice, we are often required to provide performance and surety bonds to clients. These bonds and letters of credit provide credit support for the client if we fail to perform our obligations under the contract. If security is required for a particular project and we are unable to obtain a bond or letter of credit on terms commercially acceptable to us, we cannot pursue that project. We have letter of credit and bonding facilities but, as is typically the case, the issuance of bonds under our surety facilities is at the surety’s sole discretion.

In the event our debt ratings are lowered by independent rating agencies such as Moody’s Investors Service or Standard & Poor’s (S&P), it could be more difficult for us to obtain surety bonding for new projects in the future, and we may be required to increase or provide additional cash collateral to obtain these surety bonds, which would reduce our available cash and could impact our ability to renew or increase availability under our Facility. Any new or modified bonding facilities might not be on terms as favorable as those we have currently, and we could also be subject to increased costs of capital and interest rates.

We continue to expand our business in areas where the underlying contract must be bonded, especially in government services in which bonding is predominately provided by insurance sureties. These surety bonds indemnify the client if we fail to perform our obligations under the contract. Failure to provide a bond on terms required by a client may result in an inability to compete for or win a project. Historically, we have had a strong surety bonding capacity but, as is typically the case, bonding is at the surety’s sole discretion. In addition, because of a reduction in overall worldwide bonding capacity, we may find it difficult to find sureties who will provide the contract-required bonding. Moreover, these contracts are often very large and extremely complex, which often necessitates the use of a joint venture, often with a competitor, to bid on and perform these types of contracts, especially since it may be easier to jointly pursue the necessary bonding. However, entering into these types of joint ventures or partnerships exposes us to the credit and performance risks of third parties, many of whom are not as financially strong as us.

Restrictive covenants in our Facility may restrict our ability to pursue our business strategies.

Our Facility limits our ability to, among other things:

•	incur indebtedness or contingent obligations;

•	issue preferred stock;

•	pay dividends or make distributions to our shareholders;

•	repurchase or redeem our capital stock or subordinated indebtedness;

•	make investments;

•	create liens;

•	enter into sale/leaseback transactions;

•	incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us;

•	enter into transactions with our shareholders and affiliates;

•	sell and pledge assets; and

•	acquire the assets of, or merge or consolidate with, other companies or transfer all or substantially all of our assets.

These covenants may also impair our ability to engage in favorable business activities and our ability to finance future operations or capital needs in furtherance of our business strategies. Moreover, the form or level of our indebtedness may prevent us from raising additional capital on attractive terms or obtaining additional financing if needed.

A breach of any of these covenants could result in an event of default under our Facility. For additional information, see Non-compliance with covenants in our Facility, without waiver or amendment from the lenders, could adversely affect our ability to borrow under the Facility above.

Because of the capital-intensive nature of our business, we are vulnerable to significant fluctuations in our liquidity that may vary substantially over time.

Our operations could require us to utilize large sums of working capital, sometimes on short notice and sometimes without assurance of recovery of the expenditures. Circumstances or events that could create large cash outflows include losses resulting from fixed-price contracts, environmental liabilities, litigation risks, unexpected costs or losses resulting from acquisitions, contract initiation or completion delays, political conditions, client payment problems, foreign exchange risks and professional and product liability claims.

Our borrowing levels and debt service obligations could adversely affect our financial condition and impair our ability to fulfill our obligations under our Facility.

At August 31, 2012, we had total outstanding indebtedness of approximately $1,656.2 million, approximately $1,640.5 million of which relates to our Westinghouse Bonds and is of limited recourse to us. In addition, at August 31, 2012, letters of credit, domestic and foreign, issued for our account in an aggregate amount of $329.6 million were outstanding, including the $247.1 million outstanding under our Facility. We had no borrowings under our Facility. Our indebtedness could have important consequences, including the following:

•	requiring us to dedicate a substantial portion of our cash flows from operations to the repayment of debt, which reduces the cash available for other business purposes;

•	limiting our ability to obtain additional financing and creating additional liens on our assets;

•	limiting our flexibility in planning for, and reacting to, changes in our business;

•	placing us at a competitive disadvantage if we are more leveraged than our competitors;

•	making us more vulnerable to adverse economic and industry conditions; and

•	restricting us from making additional investments or acquisitions by limiting our aggregate debt obligations.

To the extent that new debt is incurred in addition to our current debt levels, the leverage risks described above would increase.

Risks Related to Labor and Employment

Our failure to attract and retain qualified personnel, including engineers, skilled workers and key officers, could have an adverse effect on us.

Our ability to attract and retain qualified professional and/or skilled personnel in accordance with our needs, either through direct hiring or acquisition of other firms employing such professionals, is an important factor in determining our future success. The market for these professionals is competitive, and there can be no assurance that we will be successful in our efforts to attract and retain needed personnel. Our ability to successfully execute our business strategy depends, in part, on our ability to attract and retain skilled laborers and craftsmen in our pipe fabrication and construction businesses. Demand for these workers can at times be high and the supply extremely limited. Our success is also highly dependent upon the continued services of our key officers, and we do not maintain key employee insurance on any of our executive officers.

If we are unable to retain qualified personnel, the roles and responsibilities of those employees will need to be filled, which may require that we devote time and resources to identifying, hiring and integrating new employees. In addition, the failure to attract and retain key employees, including officers, could impair our ability to provide services to our clients and conduct our business effectively.

Work stoppages, Union negotiations and other labor problems could adversely affect us.

At August 31, 2012, approximately 18% of our employees were represented by labor unions. A lengthy strike or other work stoppage at any of our facilities could have a material adverse effect on us. There is inherent risk that on-going or future negotiations relating to collective bargaining agreements or union representation may not be favorable to us. From time to time, we also have experienced attempts to unionize our non-union shops. Such efforts can often disrupt or delay work and present risk of labor unrest.

We may be required to contribute cash to meet our underfunded pension obligations in certain multi-employer pension plans.

Domestically, we participate in various multi-employer pension plans under union and industry wide agreements that, generally, provide defined benefits to employees covered by collective bargaining agreements. Absent an applicable exemption, a contributor to a multiemployer plan is liable, upon termination or withdrawal from a plan, for its proportionate share of the plan’s underfunded vested liability. Funding requirements for benefit obligations of our pension plans are subject to certain regulatory requirements and we may be required to make cash contributions which may be material to one or more of these plans to satisfy certain underfunded benefit obligations.

Our employees work on projects that are inherently dangerous and a failure to maintain a safe work site could result in significant losses.

Safety is a primary focus of our business and is critical to our reputation; however, we often work on large-scale and complex projects, frequently in geographically remote locations. Our project sites can place our employees and others near large equipment, dangerous processes or highly regulated materials, and in challenging environments. Often, we are responsible for safety on the project sites where we work. Many of our clients require that we meet certain safety criteria to be eligible to bid on contracts, and some of our contract fees or profits are subject to satisfying safety criteria. Unsafe work conditions also have the potential of increasing employee turnover, increasing project costs and raising our operating costs. If we fail to implement appropriate safety procedures and/or if our procedures fail, our employees or others may suffer injuries. Although we maintain functional groups whose primary purpose is to implement effective health, safety and environmental procedures throughout our company, the failure to comply with such procedures, client contracts or applicable regulations could subject us to losses and liability.

Other Risk Factors

Lawsuits and regulatory proceedings could adversely affect our business.

From time to time, we, our directors and/or certain of our current and former officers are named as a party to lawsuits and regulatory proceedings. A discussion of our material lawsuits appears in Note 15 – Contingencies and Commitments included in our consolidated financial statements beginning on page F-2. Although it is not possible at this time to predict the likely outcome of these actions, an adverse result in any of these lawsuits could have a material adverse effect on us.

Litigation can involve complex factual and legal questions and its outcome is uncertain. Any claim that is successfully asserted against us could result in significant damage claims and other losses. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations, which could adversely affect our financial condition, results of operations or cash flows. For additional information, see Note 15 – Contingencies and Commitments and Note 20 – Accounting for Claims, Unapproved Change Orders and Incentives on Long-Term Construction Contracts included in our consolidated financial statements beginning on page F-2.

If we are unable to enforce our intellectual property rights or if our technology becomes obsolete, our competitive position could be adversely impacted.

We believe that we are an industry leader by owning or having access to our technologies. We protect our technology positions through patent registrations, license restrictions and a research and development program. We may not be able to successfully preserve our intellectual property rights in the future, and these rights could be invalidated, circumvented or challenged. In addition, the laws of some foreign countries in which our services may be sold do not protect intellectual property rights to the same extent as U.S. law. Because we license technologies from third parties, there is a risk that our relationships with licensors may terminate or expire or may be interrupted or harmed. If we are unable to protect and maintain our intellectual property rights, or if there are any successful intellectual property challenges or infringement proceedings against us, our ability to differentiate our service offerings could be reduced.

Additionally, if our technologies become obsolete, we may not be able to differentiate our service offerings, and some of our competitors may be able to offer more attractive services to our clients. For example, we believe that Westinghouse’s AP1000 technology is a leading technology for nuclear power generation plants. However, there are competing technologies, and it is likely that new technologies will be developed in the future. We also believe that our induction pipe bending technology, know-how and capabilities favorably influence our ability to compete successfully. Currently, this technology and our proprietary software are not patented. Even though we have some legal protections against the dissemination of this technology, including non-disclosure and confidentiality agreements, our efforts to prevent others from using our technology could be time-consuming, expensive and ultimately may be unsuccessful or only partially successful.

Finally, there is nothing to prevent our competitors from independently attempting to develop or obtain access to technologies that are similar or superior to our technology.